UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

QUANEX BUILDING PRODUCTS

(Name of Issuer)

COM

(Title of Class of Securities)

747619104

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[]	Rule 13d-1(c)
[]	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747619104

Person 1
1.	(a) Names of Reporting Persons. Allspring Global Investments Holdings, LLC
(b) Tax ID 36-4863445

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 3,713,938

6. Shared Voting Power 0

7. Sole Dispositive Power 3,969,093

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,969,093

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.98%

12.	Type of Reporting Person (See Instructions)

HC

Person 2
1.	(a) Names of Reporting Persons. Allspring Global Investments, LLC
(b) Tax ID 95-3692822

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 824,320

6. Shared Voting Power 0

7. Sole Dispositive Power 3,963,568

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,963,568

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 11.96%

12.	Type of Reporting Person (See Instructions)

IA

Person 3
1.	(a) Names of Reporting Persons. Allspring Funds Management, LLC
(b) Tax ID 94-3382001

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) []
(b) []

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
5. Sole Voting Power 2,889,618

6. Shared Voting Power 0

7. Sole Dispositive Power 5,525

8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,143

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.74%

12.	Type of Reporting Person (See Instructions)

IA

Item 1.
(a)	Name of Issuer QUANEX BUILDING PRODUCTS
(b)	Address of Issuer's Principal Executive Offices
1800 WEST LOOP SOUTH, SUITE 1500, HOUSTON, TX, 77027
Item 2.
(a)	Name of Persons Filing
This Schedule 13G is being filed on behalf of the following entities (collectively, the 'Reporting Persons'):
(i) Allspring Global Investments Holdings, LLC ('AGIH')
(ii) Allspring Global Investments, LLC ('AGI')
(iii) Allspring Funds Management, LLC ('AFM')
This Schedule 13G is jointly filed by the Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit B.
(b)	Address of Principal Business Office or, if none, Residence
The address of each Reporting Person is:
525 Market St, 10th Fl, San Francisco, CA 94105
(c)	Citizenship of each reporting person Delaware
(d)	Title of Class of Securities COM
(e)	CUSIP Number 747619104

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c)
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	[X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S.institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:
(i) AGIH: 3,969,093
(ii) AGI: 3,963,568
(ii) AFM: 2,895,143
(b)	Percent of class:
(i) AGIH: 11.98%
(ii) AGI: 11.96%
(ii) AFM: 8.74%
(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(1) AGIH: 3,713,938
(2) AGI: 824,320
(3) AFM: 2,889,618
(ii) Shared power to vote or to direct the vote
(1) AGIH: 0
(2) AGI: 0
(3) AFM: 0
(iii) Sole power to dispose or to direct the disposition of
(1) AGIH: 3,969,093
(2) AGI: 3,963,568
(3) AFM: 5,525
(iv) Shared power to dispose or to direct the disposition of
(1) AGIH: 0
(2) AGI: 0
(3) AFM: 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2023
Date
/s/ Phoutthalom Hord
Signature
Phoutthalom Hord, Designated Signer
Name/Title
Exhibit A
EXPLANATORY NOTE

Prior to its sale on November, 1, 2021, Allspring Global Investments Holdings, LLC was a subsidiary of Wells Fargo & Company, and prior to that date, its holdings were included on Schedules 13G filed by Wells Fargo & Company, LLC.
Exhibit B
JOINT FILING AGREEMENT The undersigned hereby agree as follows:
(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and
(ii) each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 9, 2023 Allspring Global Investments Holdings, LLC
By:	/s/ Phoutthalom Hord
Phoutthalom Hord, Designated Signer

Allspring Global Investments, LLC

By:	/s/ Phoutthalom Hord
Phoutthalom Hord, Vice President

Allspring Funds Management, LLC

By:	/s/ Phoutthalom Hord
Phoutthalom Hord, Designated Signer

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)